Managed Portfolio Series
c/o U.S. Bancorp Global Fund Services
615 East Michigan Street
Milwaukee, WI 53202
August 28, 2024
VIA EDGAR TRANSMISSION
Rebecca Marquigny
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”)
File Nos. 333-172080 and 811-22525
Kensington Hedged Premium Income ETF (S000087366)
Dear Ms. Marquigny,
The purpose of this letter is to respond to the comments you provided on August 23, 2024, with respect to the Registrant’s responses previously submitted in its letter filed with the SEC on August 21, 2024 (the
“August 21, 2024 Letter”) regarding the Trust’s Post-Effective Amendment (“PEA”) No. 601 to its
Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of adding the
Kensington Hedged Premium Income ETF (the “Fund”) as a series of the Trust. PEA No. 601 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities
Act of 1933, as amended (“1933 Act”), on Form N‑1A on June 17, 2024. For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement and the August 21, 2024
Letter.
The Trust’s responses to your comments are as follows:
1.Staff Comment: The Staff notes that the completed Fees and Expenses of the Fund table provided in response to Staff Comment 3 in the August 21, 2024 Letter includes Acquired Fund Fees and
Expenses (“AFFE”). However, the Staff further notes the footnotes to the table do not indicate that AFFE is excluded from the expense that the Adviser has agreed to pay. If accurate, please revise Footnote 1 to the Fees and Expenses of the Fund table to clarify that AFFE is not an expense paid by the Adviser.
Response: The Trust responds by revising Footnote 1 to the Fees and Expenses of the Fund table as follows (additions shown in underline and deletions shown in strikethrough):

“(1)Kensington Asset Management, LLC (the “Adviser”) has agreed to pay all expenses of the Fund, except for: (i) brokerage expenses and other fees, charges, taxes, levies or expenses incurred in connection with the execution of portfolio transactions or in connection with creation and redemption transactions; (ii) fees or expenses in connection with any arbitration, litigation or pending or threatened arbitration or litigation, including any settlements in connection therewith;
(iii) extraordinary expenses; (iv) distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (“1940 Act”); (v) interest and taxes of any kind or nature; (vi) any fees and expenses related to the provision of securities lending services; (vii) the advisory fee payable to the
Adviser; (viii) Acquired Fund Fees and Expenses; and (ix) all costs incurred in connection with shareholder meetings and all proxy solicitations (except for such shareholder meetings and proxy solicitations related to: (a) changes to the Adviser’s investment advisory agreement, (b) changes in control at the Adviser or a sub-adviser, (c) the election of any Board member who is an
“interested person” of the Adviser (as that term is defined under Section 2(a)(19) of the 1940
Act), (d) matters initiated by the Adviser, or (e) any other matters that directly benefit the
Adviser).
2.Staff Comment: The Trust’s response to Staff Comment 5 in the August 21, 2024 Letter indicates the that the MerQube Hedged Premium Income Index (MQKHPI) will be added as a secondary index, along with a description of MQKHPI, but did not include a description of MQKHPI.
Response: The Trust supplementally responds that the MerQube Hedged Premium Income Index is designed to be 100% invested in the Vanguard S&P 500 ETF (VOO) while purchasing 3-
Month put options and selling 1-Month call options on the SPDR S&P 500 ETF (SPY). The
Index aims to generate income from selling call spreads while providing downside protection through the purchase of put spreads, maintaining exposure to the U.S. large-cap equity market.
This description will be added to the prospectus, as described in the response to Staff Comment 4 below.
3.Staff Comment: The Trust’s response to Staff Comment 12 in the August 21, 2024 Letter indicates that the Fund expects securities lending opportunities would be very limited given the
Fund’s expected portfolio holdings. If securities lending will be that limited, please consider whether it is appropriate to list such an investment strategy as a principal strategy of the Fund or if the disclosure should be contained only in the SAI.
Response: The Trust responds by removing the disclosure related to securities lending from the
Prospectus and including the disclosure in the SAI only.
4.Staff Comment: The Trust’s response to Staff Comment 13 in the August 21, 2024 Letter includes a graphic, but it is not clear how the graphic works with the Fund’s strategy.
Additionally, it is not clear how the strategy will work with or follow the MerQube Hedged
Premium Income Index. Please consider revising the disclosure to more clearly describe how the
Fund will implement the options strategy to show the effect of put spreads and call spreads on the performance of the Fund relative to the S&P 500 Index and/or the S&P 500 ETF. In doing so, please consider including revised graphics illustrating to a reader how the Fund’s options will behave under typical market conditions. To the extent the Fund will deviate from the methodology of the MerQube Hedged Premium Income Index, please add disclosure address the extent to which and the conditions under which the Fund do so.

Response: The Trust responds by amending the Principal Investment Strategies section as follows, including the addition of the graphs included below (additions shown in underline and deletions shown in strikethrough to show changes from the August 21, 2024 Letter):
“The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective by gaining exposure to the S&P 500® Index (the “S&P 500”). The foundation of the Fund’s strategy involves buying shares of one or more cost-effective ETFs that track the S&P 500, providing direct exposure to the broad market's performance. The Fund simultaneously implements a monthly call option strategy to generate income and a quarterly put option strategy to protect against large declines in the S&P 500. In strategically buying and selling put and call options on the S&P 500, the Fund seeks to provide a partial buffer against market downturns, as well as provide additional income in flat to down markets, but resulting in lower upside potential during strong market rallies.
In implementing its strategy, the Fund employs a methodology similar to the MerQube Hedged
Premium Income Index (the “MQKHPI”). The MQKHPI is designed to be 100% invested in the
Vanguard S&P 500 ETF (VOO) while selling 1-Month call options and purchasing 3-Month put options on the SPDR S&P 500 ETF (SPY). The MQKHPI aims to generate income from selling call spreads while providing downside protection through the purchase of put spreads, maintaining exposure to the U.S. large-cap equity market.
The Fund will actively manage the risk-to-reward ratio of the option strategies. If the reward
(premium or cost to close out a position) is not proportional to the risk (maximum potential loss), the Fund's Sub-advisor will use its discretion to adjust or close the position. The Fund’s Sub-
adviser, however, will use independent judgement in determining when to buy, sell and exercise particular options, and what particular option spreads to buy and sell.  Compared to the MQKHPI, the Fund may, for example, elect to close out an option position prior to its expiration if it no longer offers an attractive balance of risk and reward, or exercise an option if determined to be advantageous to the portfolio. Although the Fund’s strategy is not expected to materially change in different interest rate environments, varying levels of market volatility will impact the relative costs of downside protection and relative option spreads. Additionally, the sequence of investment returns will affect the various strikes prices, expiration dates, and intended purposes of the options used by the Fund, and could significantly impact the Fund’s overall performance.
The Fund, based on current market conditions, seeks to achieve the best balance of premium income/costs, downside protection, and upside potential to meet its investment objective of current income with the potential for capital appreciation.
Monthly Call Options Strategy
Call options are derivative instruments that allow the option purchaser to contractually purchase a particular security (or the security index) from the option issuer at a set price (the “strike price”)
up to the expiration date of the options. When the issuer sells the call option, it receives a premium from the buyer in hopes that the option will not be exercised by the buyer.

The monthly call options strategy consists of a mix of selling and purchasing call options on the
S&P 500 (“S&P 500 call options”).  The Fund seeks to generate income from the premiums earned from the sold S&P 500 call options.  At the same time, the Fund seeks to realize capital appreciation from its S&P 500 ETF holdings as the S&P 500 increases in value, but with potentially reduced upside because of the sold S&P 500 call options it uses to generate premium income. The Fund’s purchased S&P 500 call options, however, are intended to offset this reduced upside potential and limit the risk of missing out on strong market rallies of the S&P 500.
On  a regular basis, typically monthly, ~~Each month,~~ the Fund sells S&P 500 call options to generate premium income while simultaneously buying “out of the money” long S&P 500 call options (i.e., options to purchase at a strike price that is higher than the current price of the reference security or index) to hedge against the possibility that the sold S&P 500 call options are exercised because the S&P 500 increases above the strike price of the sold S&P 500 call options.
For example, as the S&P 500 increases in value during the month, the holders of the sold S&P
500 call options may be more incentivized to exercise their options which will create some losses for the Fund. However, if the price of the S&P 500 increases above the strike price of the purchased S&P 500 call options, the Fund will be protected from larger losses because the Fund will exercise its purchased S&P 500 call options, offsetting a portion of its losses on the sold S&P
500 call options.
The call option strategy aims to profit from stable or declining S&P 500 prices, with the ideal scenario being the S&P 500 staying below the strike price of the sold S&P 500 call options. At the same time, the strategy seeks to control and cap the risk of loss from rapid gains of the S&P
500 with the purchased S&P 500 call options. While the strike prices of the S&P 500 call options may vary, the Fund will typically sell call options with a strike price between approximately
98-105% of the current value of the S&P 500, and purchase call options with a strike price between approximately 101-110% of the current value of the S&P 500. Once the S&P 500 appreciates by approximately 5% from its current level (the strike price of the sold call), such call spreads will begin to create a loss.  This loss will, however, typically be capped at approximately
3% (the difference in strike prices) after the net income from the call spreads.
Because the call option strategy is typically executed every month, it may have a larger impact on the Fund’s returns than the put option strategy discussed below that is typically executed on a quarterly basis.

For illustrative purposes only. Figures are approximate and subject to change. Charts assume a quarterly net premium gain of 3%, which results from three monthly call spreads and one quarterly put spread.

Quarterly Put Options Strategy
Put options are derivative instruments that allow the option purchaser to contractually sell a particular security (or the value of a security index) to the option issuer at a strike price up to the expiration date of the options. When the issuer sells the put option, it receives a premium from the buyer in hopes that the buyer will not exercise the option.
The Fund’s put options strategy, typically executed on a quarterly basis, is designed to protect against large declines in the S&P 500. The quarterly put options strategy consists of a mix of purchased (or “long”) put options and sold (or “written”) put options on the S&P 500 Index (“S&P
500 put options”).  While the strike prices of the put options may vary, each quarter the Fund typically purchases S&P 500 put options that are approximately ~~4-6% below the~~ 94-96% of the current S&P 500 level, paying a premium for downside protection from a large decline in the S&P
500. The Fund simultaneously sells S&P 500 put options with a strike price that is approximately
~~15-25% below~~ 75-85% of the current price of the S&P 500 to generate some premium income to offset a portion of the cost of the purchased put options.  The quarterly options strategy of buying a put slightly below the current market price and selling another put farther below the current market price is designed to protect against significant market downturns at a reduced cost. While the strike prices of the put options will vary, the put spreads will typically provide a payment to offset losses once the S&P 500 declines by approximately 5% (the strike price of the purchased put) but will no longer offset losses once the S&P 500 declines by more than an approximately 20% (the difference in strike prices) after the net costs of the put spreads.

For illustrative purposes only. Figures are approximate and subject to change. Charts assume a quarterly net premium gain of 3%, which results from three monthly call spreads and one quarterly put spread.
Expected Relative Performance of the Strategy
The Fund’s performance will vary, at times substantially, from the performance of the MQKHPI and the S&P 500.  In general, however, the Fund expects to perform somewhat in line with the
MQKHPI, with the Fund’s active decisions around the implementation of its options strategies intended to improve the Fund’s performance relative to the MQKHP.  The Fund’s expected performance relative to the S&P 500 under various market conditions can be summarized as follows:
When the S&P 500 is Flat or Declines: Expected Outperformance. In ~~conditions~~ months and quarters where the S&P 500 shows minimal movement or decreases, the Fund’s overall performance is generally expected to also be flat to negative.  However, the Fund would be positioned to outperform the S&P 500 primarily due to the monthly premium income generated from the monthly call options.
•This anticipated relative outperformance is expected to increase during quarters where the
S&P 500 declines by more than approximately 4-6%, due to the additional downside protection from the quarterly put options.
•If the S&P 500 declines by more than approximately 20% from the purchase price of the put options, the Fund would have no further downside protection other than the call option premiums. The Fund would participate fully in the decline of the S&P 500 until new put options are purchased.
When the S&P 500 is Up: Expected Underperformance. In ~~scenarios~~ months and quarters where the S&P 500 experiences an increase greater than approximately 1% (the estimated long-term average of option premiums collected), the Fund’s overall performance is generally expected to be positive.  However, the Fund is likely to underperform the S&P 500 primarily be due to the
Fund's option strategy that is intended to sacrifice a portion of the Fund’s upside potential in return for reduced volatility and additional income.
•The underperformance for each monthly call option expiration cycle would be limited to the difference in call option strike prices (expected to be approximately 3%) and the approximately 1% premium collected.
•If the S&P 500 rises above the strike prices of both call options, the Fund will no longer have capped appreciation until it sells new call options.”

* * * * * * * *
We trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact the undersigned at (414) 254-6444.
Sincerely,
MANAGED PORTFOLIO SERIES
/s/ Adam W. Smith
Adam W. Smith
Interim Secretary
Managed Portfolio Series
cc: Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.